Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	the impact of the coronavirus, or COVID-19, pandemic, and resulting government actions on us

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2021, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2022, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, or Foresight Automotive, Eye-Net Mobile Ltd., an Israeli corporation, or Eye-Net Mobile, and Foresight Changzhou Automotive Ltd., a Chinese Corporation, or Foresight Changzhou.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged in development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “in-line-of-sight” vision solutions and “beyond-line-of sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence, or AI technology and advanced analytics.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses, partially offset by participation from the European Horizon 2020 program.

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Six months ended June 30,
	2022	2021
Payroll and related expenses	4,263	3,626
Subcontracted work and consulting	797	945
Rent and office maintenance	471	380
Travel expenses	51	-
Other, net	(84)	144
Total	5,498	5,095

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and conventions, and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2022	2021
Payroll and related expenses	681	733
Exhibitions, conventions and travel expenses	206	6
Consultants	312	169
Other	30	77
Total	1,229	985

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, service providers share-based compensation expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), director’s fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2022	2021
Payroll and related expenses	844	922
Share based payment to service providers	112	136
Professional services	649	561
Directors’ fees and insurance	228	280
Rent and office maintenance	160	95
Other	32	24
Total	2,025	2,018

Comparison of the six months ended June 30, 2022 to the six months ended June 30, 2021.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2022	2021
Revenues	248	-
Cost of revenues	(117)	-
Gross profit	131	-
Research and development expenses, net	(5,498)	(5,095)
Marketing and sales	(1,229)	(985)
General and administrative	(2,025)	(2,018)
Operating loss	(8,621)	(8,098)
Financial income (expense), net	(3,519)	573
Net loss	(12,140)	(7,525)
Loss attributable to holders of ordinary shares	(12,140)	(7,525)

Revenues

Our revenues for the six months ended June 30, 2022 amounted to approximately $248. We did not generate revenues in the six months ended June 30, 2021. The revenues were generated from the successful completion of several milestones in the customization project with Elbit Systems Ltd. (Nasdaq: ELBT) in the amount of $188, from a completion of the first milestone of a proof of concept, or POC, project with a leading tier one supplier in the amount of $25, and from the successful completion of the first milestone of a POC project with a leading Japanese Tier One supplier for the automotive industry in the amount of $30.

Research and development expenses, net

Our research and development expenses, net for the six months ended June 30, 2022 amounted to approximately $5,498, representing an increase of approximately $403, or 7.91%, compared to approximately $5,095 for the six months ended June 30, 2021. The increase was primarily attributable to an increase of approximately $637 in payroll and related expenses (attributed mainly to an increase in the our staff), offset by participation from the European Horizon 2020 program in the amount of $261.

Marketing and sales

Our marketing and sales expenses for the six months ended June 30, 2022 amounted to approximately $1,229, representing an increase of approximately $244, or 24.8%, compared to approximately $985 for the six months ended June 30, 2021. The increase was primarily attributable to an increase in consulting services of approximately $143 and from an increase in exhibitions, conventions, and travel expenses of approximately $200, offset by a decrease in payroll and related expenses and other expenses of approximately $90.

General and administrative

Our general and administrative expenses totaled approximately $2,025 for the six months ended June 30, 2022, representing an increase of approximately $7, or 0.35%, compared to approximately $2,018 for the six months ended June 30, 2021.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2022 was approximately $8,621, as compared to an operating loss of approximately $8,098 for the six months ended June 30, 2021, an increase of approximately $523, or 6.46%.

Financial income (expense), net

Financial income (expense), net primarily consists of revaluations of marketable securities, exchange rate differences, interest received from bank deposits and bank fees.

Our financial expenses, net for the six months ended June 30, 2022 totaled approximately $3,519, compared to financial income, net of approximately $573 for the six months ended June 30, 2021. The reason for the change is attributed mainly to expenses from revaluation of the Company’s investment in Rail Vision Ltd. (Nasdaq: RVSN), or Rail Vision, to its fair value following its initial public offering on Nasdaq, in the amount of $2,788 and by exchange rate differences and other expenses in the amount of $730.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2022, totaled approximately $12,140, compared to approximately $7,525 for the six months ended June 30, 2021, an increase of approximately $4,615, or 61.33%.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2022, we have funded our operations principally with approximately $114.4 million, in the aggregate, from the issuance and sale of ordinary shares or American Depository Shares, or the ADSs, including from our significant shareholder, Magna B.S.P. Ltd., and the exercise of warrants and options. As of June 30, 2022, we had approximately $35,632 in cash, cash equivalents, restricted cash and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2022	2021
Operating activities	(8,107)	(5,764)
Investing activities	5,758	(23,357)
Financing activities	-	14,160
Effect of exchange rate changes on cash and cash equivalents	(713)	72
Net decrease in cash, cash equivalents and restricted cash	(3,062)	(14,889)

Operating Activities

Net cash used in operating activities of approximately $8,107 during the six months ended June 30, 2022, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent expenses, director’s fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $5,764 during the six months ended June 30, 2021, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent, director’s fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of approximately $5,758 during the six months ended June 30, 2022, was primarily provided by changes in short-term deposits of approximately $7,008, offset by investment in Rail Vision. of approximately $1,001.

Net cash used in investing activities of approximately $23,357 during the six months ended June 30, 2021, was primarily used in changes in short-term deposits of approximately $23,296.

Financing Activities

During the six months ended June 30, 2022, there was no cash flow from financing activities.

Net cash provided by financing activities in the six months ended June 30, 2021, consisted of approximately $14,160 of net proceeds from the issuance of ordinary shares and/or ADSs, and proceeds from exercise of options and warrants.

On January 22, 2021, we entered into a sales agreement with A.G.P./Alliance Global Partners, pursuant to which we may offer and sell, from time to time, our ADSs. In that regard, we registered up to $60,000,000 of our ADSs on a Registration Statement on Form F-3 (File No. 333-252334) for the sale under such sales agreement. Through August 19, 2022, we have sold an aggregate of 1,378,344 ADSs for aggregate gross proceeds of approximately $14 million

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares and ADSs and warrants. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of June 30, 2022, our cash and cash equivalents including restricted cash and short-term bank deposits were approximately $35,632. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations through the second quarter of 2024.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

C.	Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D.	Trend Information.

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Risks Related to Our Business and Industry – We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations” in our Annual Report.

E.	Critical Accounting Estimates.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report Form 6-K.